Exhibit 99.1

Nebius Group announces closing of private offering of convertible senior notes, with aggregate gross proceeds of approximately $5.75 billion

Amsterdam, August 24, 2026—Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), the AI cloud company, today announced the closing of its previously announced offering of convertible senior notes, in two series: 0.50% convertible notes due 2030 (the “2030 Notes”) and 4.50% convertible notes due 2034 (the “2034 Notes”, and together with the 2030 Notes, the “Notes”), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The initial purchasers exercised in full their options to purchase an additional $450 million aggregate original principal amount of 2030 Notes and $300 million aggregate original principal amount of 2034 Notes. Accordingly, the aggregate original principal amount of the 2030 Notes is $3.45 billion, the aggregate original principal amount of the 2034 Notes is $2.3 billion, and the total aggregate original principal amount of the Notes is $5.75 billion.

Concurrently with the pricing of the offering of the Notes, in separate, privately negotiated transactions, the Company entered into exchange agreements with a limited number of holders of the Company’s 2.00% Convertible Senior Notes due 2029 (the “2029 Notes”) and 3.00% Convertible Senior Notes due 2031 (the “2031 Notes” and, together with the 2029 Notes, the “Existing Notes”) to exchange $400 million aggregate original principal amount of the 2029 Notes and $400 million aggregate original principal amount of the 2031 Notes for an aggregate of approximately 15.8 million of its Class A ordinary shares, par value €0.01 (“Class A shares”). The terms of each such exchange were individually negotiated with each participating holder. Holders of the Existing Notes that participated in such exchanges may sell the Class A shares in the open market and/or enter into or unwind various derivative transactions in connection with hedge positions they may have with respect to the Existing Notes. These activities could decrease (or reduce the size of any increase in) the market price of the Class A shares or the trading price of the Company’s other securities.

As previously communicated, the Company intends to use the net proceeds from the offering of the Notes to finance the continuing growth of its business, including expenditures related to the construction and build-out of its data centers, investments to develop its full-stack AI cloud, the expansion of its data center footprint and the procurement of key components (including GPUs), and for general corporate purposes.

Information about the terms of the Notes can be found in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 20, 2026.

The offer and sale of the Notes and any Class A shares deliverable upon conversion of the Notes or deliverable in the exchange transactions described above have not been, and will not be, registered under the Securities Act or any other securities laws, and the Notes and any such Class A shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents and services worldwide.

Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

Contacts

Investor relations: askIR@nebius.com

Disclaimer

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the offering and exchange transactions described herein, our future financial and business performance, strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market, macroeconomic and geopolitical conditions; our ability to build, operate and manage our businesses to the desired scale; competitive pressures; technological developments; our ability to secure and retain clients; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, as amended.

All information in this press release is as of the date hereof (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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